Exhibit 1.1

A.M. Best Ratings Upgrade

BETHESDA, Maryland, June 12, 2025 – A.M. Best, a global credit rating agency specializing in the insurance industry, recently announced that it has upgraded the Financial Strength Rating to A- (Excellent) from B++ (Good) and the Long-Term Issuer Credit Rating to “a-” (Excellent) from “bbb+” (Good) of Forge Insurance Company, a wholly owned subsidiary of Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC Pink: FIGP). The outlook of these Credit Ratings (ratings) has been revised to stable from positive.

“This upgrade represents a significant milestone and a validation of the strategic investments we’ve made in our business,” said Patrick Bracewell, CEO of Forge. “It reflects the strength of our balance sheet and the focused execution of our long-term business plan. It’s a credit to the talented and hard-working team we have here at Forge. We appreciate the diligence of the ratings team at A.M. Best and are pleased to share this exciting news with our stakeholders.”

The full press release issued by A.M. Best regarding this ratings action can be found here:

https://news.ambest.com/newscontent.aspx?refnum=266665

About A.M. Best

A.M. Best is a global credit rating agency, news publisher and data analytics provider specializing in the insurance industry. Headquartered in the United States, the company does business in over 100 countries with regional offices in London, Amsterdam, Dubai, Hong Kong, Singapore and Mexico City. For more information, visit www.ambest.com.

About Forge

Forge Group, Inc. is a commercial auto insurance specialist. We principally focus on delivering commercial auto insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Additional information is available on the Company’s website at: www.forgeinsurance.com.